FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of February 4, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                               L - 1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X  Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No  X


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing: Tenaris Exercises Convertible Debt Option in Sidor.

Tenaris Exercises Convertible Debt Option in Sidor

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 3, 2005--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN), announced today that Ylopa - Servicos de
Consultadoria Lda. (Ylopa), an associated company in which Tenaris holds a 24.4% interest, has notified Consorcio Siderurgia Amazonia
Ltd. (Amazonia), another associated company, that it has elected to convert its outstanding subordinated loan with Amazonia into equity.
Ylopa was formed by those Amazonia shareholders who elected to contribute additional funds in connection with Sidor's and Amazonia's debt restructuring in June 2003, and the conversion announced today is contemplated under the agreements governing such restructuring.
    As a result of this conversion and the subsequent proportionate transfer of the Amazonia shares to Tenaris, Tenaris's participation in Amazonia will increase to 21.2% from 14.5%, thereby increasing its indirect participation in Sidor to 12.6% from 8.7%. In addition, Tenaris will record a one-time gain of US$71.0 million in respect of its indirect equity participation in Sidor in the fourth quarter of 2004. This gain reflects the difference between the value of the shares that will be acquired pursuant to the conversion and the value of the loan that is to be converted and will be additional to any other gains or losses that it may record during the quarter in respect of this participation.
    Amazonia holds 59.7% of the shares of Sidor, the leading steel company in Venezuela, which produced 3.4 million tons of steel products in 2004. The remainder of the shares of Sidor are held by the Venezuelan government and Sidor's present and former employees.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 4, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary